[Eversheds Sutherland (US) LLP Letterhead]

February 25, 2026
Via EDGAR

Nicolina McCarthy
Division of Investment Management,
Disclosure Review and Accounting
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

    Re:    Capital Southwest Corporation

Dear Ms. McCarthy:
On behalf of Capital Southwest Corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on February 17, 2026, in connection with the SEC’s review of the Company’s reports filed pursuant to the Securities and Exchange Act of 1934, as amended, as required by Section 408 of the Sarbanes-Oxley Act of 2002, as amended. The Staff’s comments are set forth below and are followed by the Company’s responses thereto. Capitalized terms used in this letter but not otherwise defined herein have the meanings specified in the Company's Annual Report on Form 10-K for fiscal year ended March 31, 2025 (the “Form 10-K”).
1.The Staff refers to footnotes 8 and 19 of the Consolidated Schedule of Investments on pages 107 to 108 of the Form 10-K. On a supplemental basis, please provide the percentage of net assets invested in unitranche loans. The Staff may have additional comments based on your response.

Response: The Company advises the Staff on a supplemental basis that the percentage of its net assets invested in unitranche loans (which is comprised of first out term loans and last out term loans) is 6.31%, comprised of first out term loans of 3.66% and last out term loans of 2.65%.

2.Please explain how the calculation for “net increase in net assets from operations – basic” and “net increase in net assets from operations – diluted” result in the same per share amount of $1.47 for the year ended March 31, 2025, but the “weighted average common share outstanding – basic” and the “weighted average common share outstanding – diluted” differ.

Response: The Company advises the Staff on a supplemental basis that the Company's earnings per share (“EPS”) amounts have been computed based on the weighted-average number of shares of common stock outstanding for the period under the two-class method in accordance with Accounting Standards Codification (“ASC”) 260-10-45-60A. Basic EPS is computed by dividing net increase (decrease) in net assets resulting from operations applicable to common shareholders (adjusted for income allocated to participating securities, which relates to the unvested shares of restricted stock awarded pursuant to the Company’s equity compensation plans) by the weighted average number of shares of common stock outstanding during the period of computation. Diluted EPS is computed using the if-converted method for convertible debt, which reflects the potential dilution that would occur if all of the notes were converted as of the beginning of the reporting period (or the date of issuance, if later). The if-converted method is computed by dividing the net increase (decrease) in net assets resulting from operations (adjusted to reverse any recognized interest expense), by the weighted average number of shares of common stock assuming all potential shares had been converted, and the additional shares of common stock were dilutive.

The Company respectfully refers the Staff to Note 2. Summary of Significant Accounting Policies – Earnings per Share and Note 8. Earnings per Share in the notes to the consolidated financial statements for the year ended March 31, 2025, which describes the computation of the Company’s basic and diluted net increase in net assets per share resulting from operations. The Company further notes that the “net increase in net assets from operations – basic” and “net increase in net assets from operations – diluted” coincidentally result in the same per share amount of $1.47 for the year ended March 31, 2025, but may differ in future periods.

3.Please explain the acquisition and subsequent disposal of fixed assets during the year ended March 31, 2025 and why they were classified in the statement of cash flows within cash flows from investment activities.

Response: The Company advises the Staff on a supplemental basis that the Company is an internally managed business development company and, as part of management operations, incur fix asset costs. Specifically, during the year ended March 31, 2025, the realized loss on disposal of fixed assets related to the Company’s disposition of certain office equipment, and the acquisition of fixed assets related to the Company’s purchase of office furniture for its office. The realized loss on disposal of fixed assets is included in operating activities as a reconciliation of net income and net cash flow from operating activities in accordance with ASC 230-10-45-28(b). Cash outflows for the acquisition of fixed assets are included in investing activities in accordance with ASC 230-10-45-13(c).

4.The Staff notes that the investments Lift Brands, Inc. and U.S. Telepacific Corp. appear to have a current interest rate of —% with respect to the Tranche C Loan and Third Lien, respectively. Please advise if a footnote should have been attached to these investments within the Consolidated Schedule of Investments relating to the current interest rate.

Response: The Company advises the Staff on a supplemental basis that the Tranche C Loan to Lift Brands, Inc. and the Third Lien loan to U.S. Telepacific Corp. are non-interest bearing until the occurrence of specific trigger events as set forth in the governing credit agreements, and as of March 31, 2025, both investments were non-interesting bearing. Instruction 4 to Rule 12-12 under Regulation S-X requires registrants to only disclose the “end of period interest rate” and therefore the Company respectfully advises the Staff that no further footnote disclosure with respect to such investments was required as of March 31, 2025.

5.Within the Consolidated Schedule of Investments as of March 31, 2025, specific investments are tagged as not being “qualifying assets” under Section 55(a) of the 1940 act. As of March 31, 2025, there were approximately 10.6% of the Company’s total assets (at fair value) that were non-qualifying assets as set forth on page 108 of the Form 10-K. The Staff notes that, on page 137 of the Form 10-K in Note 1 of the consolidated financial statements, the disclosure states that there were 13.9% in nonqualified assets. Please explain the difference between the two percentages.

Response: The Company respectfully advises the Staff on supplemental basis that the footnote disclosure in the Consolidated Schedule of Investments on page 108 of the Form 10-K is referring to the qualifying asset requirement under Section 55(a) of the 1940 Act, whereas the disclosure on page 137 of the Form 10-K in Note 1 to the consolidated financial statements is referring to percentage of the Company’s nonqualified assets according to measurement criteria established in Section 851(d) of the Code.

*    *    *
If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0806 or Payam Siadatpour at (202) 383-0278.

Sincerely,

/s/ Sara Sabour Nasseri
Sara Sabour Nasseri, Esq.

Cc:     Michael S. Sarner, President and Chief Executive Officer
Chris T. Rehberger, Chief Financial Officer, Treasurer and Secretary
Payam Siadatpour, Esq., Eversheds Sutherland (US) LLP
3